FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated August 7, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 30 July 2025 (official registry number 2844) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 31 July and 6 August 2025 (both inclusive).

The cash amount of the shares purchased to 6 August 2025 as a result of the execution of the Buyback Programme amounts to 156,755,200 Euros, which represents approximately 9.2% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 14.3% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
31/07/ 2025	SAN	Purchase	XMAD	5,164,624	7.6084
31/07/ 2025	SAN	Purchase	CEUX	898,134	7.5825
31/07/ 2025	SAN	Purchase	TQEX	392,163	7.5618
31/07/ 2025	SAN	Purchase	AQEU	295,079	7.5821
01/08/ 2025	SAN	Purchase	XMAD	3,459,712	7.3101
01/08/ 2025	SAN	Purchase	CEUX	2,078,464	7.2763
01/08/ 2025	SAN	Purchase	TQEX	423,040	7.2951
01/08/ 2025	SAN	Purchase	AQEU	632,249	7.3187
04/08/ 2025	SAN	Purchase	XMAD	1,063,369	7.4103
04/08/ 2025	SAN	Purchase	CEUX	156,065	7.4088
04/08/ 2025	SAN	Purchase	TQEX	82,907	7.3939
04/08/ 2025	SAN	Purchase	AQEU	125,322	7.3956
05/08/ 2025	SAN	Purchase	XMAD	3,367,888	7.4759
05/08/ 2025	SAN	Purchase	CEUX	347,684	7.4774
05/08/ 2025	SAN	Purchase	TQEX	118,372	7.4745
05/08/ 2025	SAN	Purchase	AQEU	166,056	7.4704
06/08/ 2025	SAN	Purchase	XMAD	1,960,167	7.5583
06/08/ 2025	SAN	Purchase	CEUX	136,337	7.5338
06/08/ 2025	SAN	Purchase	TQEX	87,644	7.5467
06/08/ 2025	SAN	Purchase	AQEU	44,724	7.5316
			TOTAL	21,000,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 7 August 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 31/ 07/2025 and 06/ 08/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-31-jul-a-06-ago-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	August 7, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance